505 Montgomery Street, Suite 2000
San Francisco, California 94111-6538
Tel: +1.415.391.0600 Fax: +1.415.395.8095
www.lw.com
FIRM / AFFILIATE OFFICES

Abu Dhabi	Moscow
Barcelona	Munich
Beijing	New Jersey
Brussels	New York
Chicago	Orange County
Doha	Paris
Dubai	Rome
Frankfurt	San Diego
Hamburg	San Francisco
Hong Kong	Shanghai
Houston	Silicon Valley
London	Singapore
Los Angeles	Tokyo
Madrid	Washington, D.C.
Milan

April 13, 2010
Tom Kluck, Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	AMB Property Corporation File No. 001-13545 Form 10-K for the year ended December 31, 2009
Dear Mr. Kluck:
     On behalf of AMB Property Corporation, a Maryland corporation (the “Company”), we hereby set forth the following information in response to the comments contained in the letter dated March 31, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Staff’s comments contained in that letter are repeated below in bold and are followed by the Company’s responses.
***************
Form 10-K
Item 7. Management’s Discussion and Analysis of Financial Condition ... page 52
Supplemental Earnings Measures, page 88

2.	We note that you do not appear to calculate FFO in accordance with the standards established by NAREIT. In order to avoid confusion when including these additional adjustments, please refer to the non-GAAP measure that you have presented as “Adjusted” FFO in your reconciliation as well as your discussion.

Tom Kluck, Legal Branch Chief
April 13, 2010

The Company believes that reference to its FFO measure as “Adjusted FFO” may cause confusion with the REIT investment community as it is already a term in existence (abbreviated as AFFO) intended to better approximate cash flow since FFO contains non-cash items and ignores capitalized expenditures. The Company does not adjust for such items in its definition of FFO. The NAREIT April 2002 White Paper acknowledges the REIT community’s commonly accepted use of Adjusted FFO, noting that FFO calculations adjusted to be a better measure of cash generated or dividend capacity are generally referred to as “Adjusted FFO (AFFO)”, among other labels. Therefore, to avoid any confusion, the Company will refer to its FFO measure as “FFO, as adjusted” and its FFOPS measure as “FFOPS, as adjusted” in its future filings.
Exhibits

3.	We note that you have incorporated by reference the forms of various agreements rather than executed agreements. For example, please see Exhibits 4.21, 10.15 and 10.16. Please tell us why you have not filed executed copies of these agreements to the extent such executed versions are material contracts required to be filed. Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.
Exhibits 10.15 and 10.16 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 are compensatory plans or arrangements. Pursuant to Instruction 1 to Item 601(b)(10) of Regulation S-K, the Company respectfully notes that it need only file forms of these documents and need not file each individual executive officer’s personal agreement. There are no particular provisions in such personal agreements whose disclosure in a separate exhibit is necessary to an investor’s understanding of that individual’s compensation. The Company will replace Exhibit 4.21 to its Annual Report on Form 10-K for the year ended December 31, 2009 with an executed copy of that agreement when the Company files its Annual Report on Form 10-K for the year ended December 31, 2010.
***************
     In connection with the Company’s responses to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tom Kluck, Legal Branch Chief
April 13, 2010

     Please address any additional comments to the undersigned via facsimile at (415) 395-8095. If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (415) 395-8131.
Very truly yours,
/s/ Laura L. Gabriel
Laura L. Gabriel
of Latham & Watkins LLP

cc:	Thomas S. Olinger, Chief Financial Officer, AMB Property Corporation